Rodon, Inc.

NORTH JIANGUO STREET, 707 BUILDING, 1 SECTION, 1204 ROOM
HANGZHOU, ZHEJIANG PROVINCE, CHINA 310004
Tel: (011) 86-136-00516915, Fax: (011) 86-571-86496119

June 11, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  DORINE H. MILLER

Re: Rodon, Inc.

      Amendment No.1 to Registration Statement on Form S-1

      Filed on: May 14, 2010

      File No. 333-164454

Dear Ms. Miller:

Further to your letter dated May 27, 2010, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on May 14, 2010, we provide the following responses:

Product Review, page 17

1. SEC Comment: We note your response to comment four in our letter dated February 16, 2010. As previously requested, please modify your discussion to specify what “material” you are referring to in the first sentence. Please delete the link to the website and add a brief description of the material.

Response: We deleted the link to the website and added a brief description of the material:

The past twenty years have seen a process of aesthetic improvement of the material for floor tile manufacturing, thanks to development of production techniques and research carried out by manufacturers, which has lead to the creation of particularly valuable products and innovative floor and wall coverings. A tile is a manufactured piece of hard-wearing material such as ceramic, stone, metal, or even glass. Floor tile is commonly made of ceramic or stone, although recent technological advances have resulted in rubber and porcelain tiles for floor as well.

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 Competition, page 20

2. SEC Comment: We note your response to comment 10 in our letter dated February 16, 2010. Please delete the link to the website that list 38 North American companies in the business of tile distribution. You may not disclose information in the prospectus in this manner. Generally, the names of competitors need not to be disclosed. However, if the company knows or has reason to know that one or a small number of competitors is dominant in the industry, it should be identified in compliance with Item 101(c)(1)(x) of Regulation S-K.

Response: We deleted the link to the website that list 38 North American companies in the business of tile distribution. We disclosed dominant competitors in the industry:

Large home improvement and restoration stores such Home Depot and Lowe’s are the major distributors of building materials including porcelain tile. They are main competitors with dominant market share.

Available information, page 25

3. SEC Comment: Please delete the following statement as it is inappropriate:”the statement we have made in this prospectus are qualified in their entirety by reference to these additional materials.” Please refer to Rule 411(a) under the Securities Act of 1933, as amended.

Response: We deleted the statement:”the statement we have made in this prospectus are qualified in their entirety by reference to these additional materials.”

Executive Compensation, page 27

Summary Compensation Table, page 27

4. SEC Comment: We note your response to comment 12 in our letter dated February 16, 2010. The third paragraph should be preceded by an appropriate subheading, e.g. “Potential Conflict of Interest.” The section should be expanded to discuss the potential conflicts of interests that may arise in business opportunities presented to Rodon and to Hangzhou Yongsheng Foreign Trade Company.

Response: We added subheading “Potential Conflict of Interest” on page 27 and expanded section to discuss the potential conflicts of interests that may arise in business opportunities presented to Rodon and to Hangzhou Yongsheng Foreign Trade Company:

Potential conflicts of interest may arise in the future that may cause out business to fail, including the amount of time that our sole director, Mr. Yun Bo Wang, is able to dedicate to our business, as well as conflicts relating to business opportunities presented to Mr. Wang.  Mr. Wang is presently employed as an Export Manager with Hangzhou Yongsheng Foreign Trade Co., Ltd. (“Hangzhou Yongsheng”), a private company that exports sanitary ware, shower cabins, shower enclosures, ceramics, brass pipes, radiators, porcelain, armature (valves and fitting), textiles and furniture for bathrooms.   Because we intend to commence operations in the distribution of porcelain stoneware tile produced in China, there is a possibility that Mr. Wang’s duties to his employer may conflict with his duties to us.

Currently, no specific conflict exists between Mr. Wang’s role as our director and officer and his role as an employee with Hangzhou Yongsheng. Initially, our operations will consist of exporting products that are manufactured by Advento Sanitary Ware (Hangzhou) Co., Ltd. (“Advento”).  Hangzhou Yongsheng does not currently have a business relationship with Advento, so the specific products that Mr. Wang will be exporting on our behalf are different from those he exports for his employer.  However, there is potential that conflicts could develop if Hangzhou Yongsheng should form a business relationship with Advento or if we expand our business to include the export of products manufactured by companies with whom Hangzhou Yongsheng conducts business. We do not currently have any arrangement with Mr. Wang pertaining to these potential conflicts or to how business opportunities that he discovers in the sector will be allocated between his employer and us.

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Financial Statements

5. SEC Comment: Please include update interim financial statements for the fiscal quarter ended February 28, 2010 and corresponding prior period. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance. Please update other areas of your Form S-1 for the interim period financial information.

Response: We updated interim financial statements for the fiscal quarter ended February 28, 2010 and corresponding prior period. We also updated other areas of our Form S-1 for the interim period financial information.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Faiyaz Dean at:

 Dean Law Corp. (Vancouver)
 555 Burrard Street, Suite 900
 Vancouver, BC V7X 1M8
 Tel: 604.628.4838
 Fax: 604.630.3099

 Cel: 604.771.7233

Thank you.

Sincerely,

/S/ Yun Bo Wang____

Yun Bo Wang, President

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